

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 19, 2025

Gregory Weaver
Chief Financial Officer
Altimmune, Inc.
910 Clopper Road, Suite 201S
Gaithersburg, MD 20878

  Re: Altimmune, Inc.
    Form 10-K for the Fiscal Year Ended December 31, 2024
    File No. 001-32587

Dear Gregory Weaver:

  We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Life Sciences